Exhibit 11.1

Consent of Stephano Slack LLC

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our report dated January 28, 2026 relating to the consolidated and consolidating financial statements of Casa Shares Assets, LLC, which comprise the consolidated and consolidating balance sheets as of September 30, 2025 and 2024, and the related consolidated and consolidating statements of comprehensive loss, changes in members’ equity (deficit) , and cash flows for the years ended September 30, 2025 and 2024, and the related notes to the consolidated and consolidating financial statements. We also consent to the reference to our firm under the caption “Experts” in the Offering Statement.

/s/ Stephano Slack LLC

Wayne, Pennsylvania

August 18, 2026